Exhibit 99.1

Mountain Province Diamonds Results of Fifth Diamond Sale of 2018

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, June 28, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces the results of its recently completed fifth diamond tender sale of 2018.  Total proceeds from the sale were US$30.3 million (CDN$40.0 million), setting another new high for Mountain Province's tender results to date.  This tender also delivered the sale of Mountain Province's highest value individual diamond, as well as the highest attributable value per tonne to date.

The results of the fifth tender sale, with preceding sale results for comparative context, are summarized as follows:

	2017-H1 Sales 1-5	2017-Q3 Sales 6-7	2017-Q4 Sales 8-10	2018-Q1 Sales 1-2	2018 Apr Sale 3	2018 May Sale 4	2018 Jun Sale 5
Tender Sale Proceeds (USD million)	71.5	48.0	59.3	52.4	26.4	28.3	30.3
Carats Sold ('000s)	892	753	1,005	527	451	350	356
Value per Carat (USD)[1]	80	64	59	99	59	81	85
Normalized Value per Carat (USD)[2]	75	78	66	83	80	79	86

[1]	Diamonds sold at individual sale events will not directly reflect run-of-mine production from specific processing periods. The timing of the sale of some goods may be accelerated or deferred for tactical marketing purposes. Realized average value per carat is also impacted by the binary nature of the fancies and specials bidding process within each production split, conducted approximately every five weeks with the Company's joint venture partner, De Beers Canada Inc. The winning party of each fancies and specials bid then markets 100% of those diamonds.
[2]	Normalized to adjust for goods accelerated or deferred, and to include fancies and specials acquired through bid by De Beers Canada Inc.

"The positive results of our fifth sale were driven by strong demand in the rough diamond market", said Reid Mackie, the Company's Vice President Diamond Marketing.  "This demand is supported by stable rough supply levels and continued positive retail news from the key diamond consumer markets.  At our fifth tender, customer interest and bidding competition was particularly high for larger white gem lots.  We saw prices for this product category again increase by low single digit percentages compared with the previous sale."

This interest in larger white gem was exemplified by the impressive sales result achieved for the 95 carat diamond acquired at the most recent joint venture production split.  Said Mr. Mackie, "Customer competition for the 95 carat gem exceeded expectations, with the final result more than doubling the previous highest value achieved for a single diamond.  To maintain confidentiality for the buyer, further specifics of this diamond's sale will not be released."

To more meaningfully relate prices realized at sale events to production results, the Company also provides the following table:

Production Period[3]	H1 2017	Q3 2017	Q4 2017	Jan 2018	Feb 2018	Mar 2018	Apr 2018	May 2018

Sale in Which Goods Were Primarily Sold	3 to 7 & Partial 8	Partial 8 to 10	1, 2 & 3	2 & 3	4	5	n/a2	n/a2
Tonnes Processed (100%) ('000s)	1,259	823	693	327	217	242	275	339
Recovered Grade (carats per tonne)	1.97	2.22	2.35	1.89	2.05	2.40	2.31	1.84
Carats Recovered (100%) ('000s)	2,481	1,825	1,627	618	444	579	634	624
Carats Recovered (49% share) ('000s)	1,216	894	797	303	218	284	311	306
Attributed Value per Tonne in CAD[1]	183	172	208	167	185	234	n/a2	n/a2

[1]	Attributed Value per Tonne has been determined based on realized sale results, with any accelerated or deferred goods adjusted to their period of production, reflecting only the Company's 49% share of all diamonds including fancies and specials.
[2]	Not applicable as goods from this production period have not yet been sold.
[3]	Total figures may differ slightly from the sum of monthly figures due to the effects of rounding.

Plant throughput in the month of May was over 339,000 tonnes, the highest throughput reported for a production month since inception.  The recovered grade for May of 1.84 carats per tonne reflects a short-term sequencing impact as ore processed for the month included a higher than typical proportion of 5034 Centre lobe material, which tends to be lower in grade but higher in average value per carat.

Said Jonathan Comerford, the Company's Interim President and Chief Executive Officer, "The fifth sale of the year saw a strong performance for Mountain Province in sales and pricing, reflecting the growth in appreciation of our production by our customers as well as a continued strong rough diamond market.  We set a new record for total proceeds realized by Mountain Province in a tender, and the normalised value for this sale at US$86 a carat is one of the highest we have achieved to date.  This tender also saw the successful sale of our highest value diamond to date, at a price we were very happy with."

Continued Mr. Comerford, "The attributed value per tonne for the fifth sale at $234 for March is also the highest we have achieved to date and highlights the Company's very high operating margins.  We view value per tonne as a better performance measure for the Company than value per carat as it takes into account the improved grade versus the original plan as well as the effect of current exchange rates.  The mine and plant operations continue to perform well, with carats produced to date ahead of plan and considerably ahead of this time last year."

As previously announced, Stuart Brown will start as the Company's new President and CEO on July 1st.  Said Mr. Comerford, "The Board very much looks forward to working with Stuart, and would again like to thank David Whittle for steering the Company through a critical 12 months of transition."

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kue diamond mine located in Canada's Northwest Territories.  Gahcho Kue is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/28/c5884.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Keyvan Salehi, Director, Investor Relations and Engineering Services, 161 Bay Street, Suite 1410, Toronto, Ontario, M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 04:00e 28-JUN-18